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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                       FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                  Commission File Number  0-20832

                            DeGeorge Financial Corporation
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                (Exact name of registrant as specified in its charter)

             99 Realty Drive, Cheshire, Connecticut 06410, (203) 699-3400
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           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, par value $.10 per share
                             12% Senior Notes due 2001
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               (Title of each class of securities covered by this Form)


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            (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


             Rule 12g-4(a)(1)(i)    [X]          Rule 12h-3(b)(1)(ii)     [  ]
            Rule 12g-4(a)(1)(ii)   [  ]
             Rule 12g-4(a)(2)(i)   [  ]           Rule 12h-3(b)(2)(i)     [  ]
            Rule 12g-4(a)(2)(ii)   [  ]          Rule 12h-3(b)(2)(ii)     [  ]
             Rule 12h-3(a)(1)(i)   [  ]                    Rule 15d-6     [  ]


     Approximate number of holders of record as of the certification or notice date:
Common Stock: 53 holders; 12% Senior Notes: 1 holder
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     Pursuant to the requirements of the Securities Exchange Act of 1934
DeGeorge Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 31, 1998                  BY:  /s/ Jonathan K. Dodge
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                                          Name:  Jonathan K. Dodge
                                          Title: Vice President, Secretary and
                                                 General Counsel

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.